FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: January 29, 2016

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.

( Exact name of Registrant as specified in its charter)

26 Chin Third Road

Nantze Export Processing Zone

 Kaoshiung, Taiwan

 Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: January 29, 2016	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Michelle Jao, Manager mjao@iselabs.com Tel: +1.510.687.2481 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2015

Taipei, Taiwan, R.O.C., January 29, 2016 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services reported unaudited consolidated financial results for the fourth quarter and full year of 2015 at an earnings release conference earlier today. As the Company’s equity method investee Siliconware Precision Industries Co., Ltd. (“SPIL”) announced its fourth quarter and full year of 2015 on the same day, the Company hereby amends and restates the previously announced unaudited financial results in their entirety to reflect SPIL’s latest publicly announced financial results as follows: Unaudited net revenues1 of NT$75,548 million for the fourth quarter of 2015 (4Q15), down by 1% year-over-year and up by 4% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$4,562 million, down from a net income attributable to shareholders of the parent of NT$7,864 million in 4Q14 and down from a net income attributable to shareholders of the parent of NT$6,368 million in 3Q15. Basic earnings per share for the quarter were NT$0.60 (or US$0.092 per ADS), compared to basic earnings per share of NT$1.02 for 4Q14 and NT$0.83 for 3Q15. Diluted earnings per share for the quarter were NT$0.58 (or US$0.089 per ADS), compared to diluted earnings per share of NT$0.99 for 4Q14 and NT$0.69 for 3Q15.

For the full year of 2015, the Company reported net revenues of NT$283,302 million and net income attributable to shareholders of the parent of NT$19,051 million. Basic earnings per share for the full year of 2015 were NT$2.49 (or US$0.393 per ADS). Diluted earnings per share for the full year of 2015 were NT$2.39 (or US$0.378 per ADS).

RESULTS OF OPERATIONS

4Q15 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 39%, 8%, 52%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$62,265 million for the quarter, up by 3% year-over-year and up from

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

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Advanced Semiconductor Engineering, Inc.

NT$59,883 million in 3Q15.

-	Raw material cost totaled NT$39,042 million during the quarter, representing 52% of total net revenues, compared with NT$37,086 million and 51% of total net revenues in 3Q15.

-	Labor cost totaled NT$8,613 million during the quarter, representing 11% of total net revenues, compared with NT$8,742 million and 12% of total net revenues in 3Q15.

-	Depreciation, amortization and rental expenses totaled NT$6,967 million during the quarter, up by 2% year-over-year and down by 2% sequentially.

●	Gross margin decreased 0.2 percentage points to 17.6% in 4Q15 from 17.8% in 3Q15.

●	Total operating expenses during 4Q15 were NT$6,440 million, including NT$2,804 million in R&D and NT$3,636 million in SG&A, compared with total operating expenses of NT$6,605 million in 3Q15. Total operating expenses as a percentage of net revenues were 9% in 4Q15, remained the same as 4Q14 and 3Q15.

●	Operating income for the quarter totaled NT$6,843 million, up from NT$6,382 million in 3Q15. Operating margin was 9.1% in 4Q15 compared to 8.8% in 3Q15.

●	In terms of non-operating items:

-	Net interest expense was NT$538 million, up from NT$492 million in 3Q15.

-	Net foreign exchange gain of NT$428 million was primarily attributable to the depreciation of the U.S. dollar against the NT dollar.

-	Loss on equity-method investments of NT$40 million was primarily attributable to the share of profit from our investment in SPIL.[2]

-	Loss on valuation of financial assets and liabilities was NT$722 million.

-	Other net non-operating income of NT$179 million was primarily related to miscellaneous income. Total non-operating expenses for the quarter were NT$693 million, compared to total non-operating expenses of NT$268 million for 4Q14 and total non-operating income of NT$1,428 million for 3Q15.

●	Income before tax was NT$6,150 million for 4Q15, compared to NT$7,810 million in 3Q15. We recorded income tax expenses of NT$1,266 million during the quarter, compared to NT$1,127 million in 3Q15.

●	In 4Q15, net income attributable to shareholders of the parent was NT$4,562 million, compared to net income attributable to shareholders of the parent of NT$7,864 million for 4Q14 and net income attributable to shareholders of the parent of NT$6,368 million for 3Q15.

●	Our total number of shares outstanding at the end of the quarter was 7,909,741,896, including treasury stock owned by our subsidiaries. Our 4Q15 basic earnings per share of NT$0.60 (or US$0.092 per ADS) were based on 7,642,022,605 weighted average number of shares outstanding in 4Q15. Our 4Q15 diluted earnings per share of NT$0.58 (or US$0.089 per ADS) were based on 7,839,518,350 weighted average number of shares outstanding in 4Q15.

4Q15 Results Highlights – IC ATM3

●	Net revenue contribution from IC ATM operations was NT$38,406 million for the quarter, down by 12% year-over-year and down by 4% sequentially. Net revenue contribution from packaging operations, testing operations, substrates sold to third parties and others was NT$31,121 million, NT$6,356 million, NT$910 million, and NT$19 million, respectively, and each represented approximately 81%, 17%, 2% and 0%, respectively, of total net revenues

2 The audited financial statements of SPIL are unavailable. The share of profit from our investment in SPIL is based on SPIL’s public announcement.

3 ATM stands for Semiconductor Assembly, Testing and Material.

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Advanced Semiconductor Engineering, Inc.

 for the quarter.

●	Cost of revenues was NT$28,414 million for the quarter, down by 6% year-over-year and down by 3% sequentially.

-	Raw material cost totaled NT$8,305 million during the quarter, representing 22% of total net revenues, compared with NT$8,641 million and 22% of total net revenues in 3Q15.

-	Labor cost totaled NT$7,281 million during the quarter, representing 19% of total net revenues, compared with NT$7,442 million and 19% of total net revenues in 3Q15.

-	Depreciation, amortization and rental expenses totaled NT$6,323 million during the quarter, down by 2% year-over-year and down by 2% sequentially.

●	Gross margin decreased 0.7 percentage points to 26.0% in 4Q15 from 26.7% in 3Q15.

●	Total operating expenses during 4Q15 were NT$4,637 million, including NT$2,072 million in R&D and NT$2,565 million in SG&A, compared with total operating expenses of NT$5,007 million in 3Q15. Total operating expenses as a percentage of net revenues were 12% in 4Q15, up from 11% in 4Q14 and down from 13% in 3Q15.

●	Operating income for the quarter totaled NT$5,355 million, down from NT$5,644 million in 3Q15. Operating margin was 13.9% in 4Q15 compared to 14.2% in 3Q15.

4Q15 Results Highlights – EMS

●	Net revenue contribution from EMS operations for the quarter was NT$39,347 million, up by 6% year-over-year and up by 9% sequentially.

●	Cost of revenues for the quarter was NT$36,473 million, up by 6% year-over-year and up by 10% sequentially.

-	Raw material cost totaled NT$30,870 million during the quarter, representing 78% of total net revenues, compared with NT$28,234 million and 78% of total net revenues in 3Q15.

-	Labor cost totaled NT$1,332 million during the quarter, representing 3% of total net revenues, compared with NT$1,300 million and 4% of total net revenues in 3Q15.

-	Depreciation, amortization and rental expenses totaled NT$681 million during the quarter, up by 83% year-over-year and up by 6% sequentially.

●	Gross margin decreased to 7.3% in 4Q15 from 8.3% in 3Q15.

●	Total operating expenses during 4Q15 were NT$1,798 million, including NT$760 million in R&D and NT$1,038 million in SG&A, compared with total operating expenses of NT$1,606 million in 3Q15. Total operating expenses as a percentage of net revenues were 5% in 4Q15, remained the same as 4Q14 and up from 4% in 3Q15.

●	Operating income for the quarter totaled NT$1,076 million, down from NT$1,379 million in 3Q15. Operating margin decreased to 2.7% in 4Q15 from 3.8% in 3Q15.

2015 Full-Year Results Highlights – Consolidated

●	Net revenues for the full year of 2015 amounted to NT$283,302 million, up by 10% from 2014. The revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others represented approximately 41%, 9%, 49%, 1% and 0%, respectively, of total net revenues for the year.

●	Cost of revenue for the year of 2015 was NT$233,153 million, compared with NT$203,002 million in 2014.

-	Raw material cost totaled NT$141,779 million during the year, representing 50% of total net revenues, compared with NT$116,999 million and 46% of total net revenues in the 2014.

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-	Labor cost totaled NT$34,706 million during the year, representing 12% of total net revenues, compared with NT$33,243 million and 13% of total net revenues in 2014.

-	Depreciation, amortization and rental expenses totaled NT$28,192 million during the year, representing 10% of total net revenues, compared with NT$25,387 million and 10% of total net revenues in 2014.

●	Gross margin decreased 3.2 percentage points to 17.7% in 2015 from 20.9% in 2014.

●	Total operating expenses during 2015 were NT$25,223 million, including NT$10,928 million in R&D and NT$14,295 million in SG&A. Total operating expenses as a percentage of net revenues were 9% in 2015, and remained the same as 2014.

●	Operating income for the year was NT$24,926 million, compared to operating income of NT$ 29,646 million for the previous year. Operating margin decreased to 8.8% in 2015 from 11.6% in 2014.

●	Total non-operating expenses for the year were NT$60 million, compared to total non-operating expenses of NT$1,098 million for 2014.

●	Income before tax was NT$24,866 million for 2015. We recognized an income tax expense of NT$4,845 million during the year.

●	In 2015, net income attributable to shareholders of the parent amounted to NT$19,051 million, compared with a net income attributable to shareholders of the parent of NT$23,637 million in 2014.

●	Our total number of shares outstanding at the end of the year was 7,909,741,896, including treasury stock owned by our subsidiaries. Our 2015 basic earnings per share of NT$2.49 (or US$0.393 per ADS) were based on 7,652,772,685 weighted average number of shares outstanding in 2015. Our 2015 diluted earnings per share of NT$2.39 (or US$0.378 per ADS) were based on 8,249,519,459 weighted average number of shares outstanding in 2015.

2015 Full-Year Results Highlights – IC ATM

●	Net revenue contribution from IC ATM operations for the full year of 2015 amounted to NT$154,544 million, down by 3% from 2014. The revenue contribution from packaging operations, testing operations, substrates sold to third parties and others was NT$125,714 million, NT$25,192 million, NT$3,564 million, and NT$74 million, respectively, and represented approximately 82%, 16%, 2%, and 0%, respectively, of total net revenues for the year.

●	Cost of revenues for the full year of 2015 was NT$114,402 million, compared with NT$115,006 million in 2014.

-	Raw material cost totaled NT$33,745 million during the year, representing 22% of total net revenues, compared with NT$36,409 million and 23% of total net revenues in 2014.

-	Labor cost totaled NT$29,371 million during the year, representing 19% of total net revenues, compared with NT$29,519 million and 18% of total net revenues in 2014.

-	Depreciation, amortization and rental expenses totaled NT$25,867 million during the year, representing 17% of total net revenues, compared with NT$24,189 million and 15% of total net revenues in 2014.

●	Gross margin decreased to 26.0% in 2015 from 28.0% in 2014.

●	Total operating expenses during 2015 were NT$18,496 million, including NT$8,075 million in R&D and NT$10,421 million in SG&A. Total operating expenses as a percentage of net revenues was 12% in 2015, up from 11% in 2014.

●	Operating income for the year was NT$21,646 million, compared to operating income of

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NT$26,500 million for 2014. Operating margin decreased to 14.0% in 2015 from 16.6% in 2014.

2015 Full-Year Results Highlights – EMS

●	Net revenue contribution from EMS operations for the full year of 2015 amounted to NT$138,428 million, up by 31% from 2014.

●	Cost of revenues was NT$128,098 million, up by 33% from 2014.

-	Raw material cost totaled NT$107,586 million during the year, representing 78% of total net revenues, compared with NT$80,638 million and 76% of total net revenues in 2014.

-	Labor cost totaled NT$5,335 million during the year, representing 4% of total net revenues, compared with NT$3,724 million and 4% of total net revenues in 2014.

-	Depreciation, amortization and rental expenses totaled NT$2,469 million during the year, representing 2% of total net revenues, compared with NT$1,169 million and 1% of total net revenues in 2014.

●	Gross margin decreased to 7.5% in 2015 from 8.8% in 2014.

●	Total operating expenses during 2015 were NT$6,724 million, including NT$2,950 million in R&D and NT$3,774 million in SG&A. Total operating expenses as a percentage of net revenues was 5% in 2015, and remained the same as 2014.

●	Operating income for the year was NT$3,606 million, compared to operating income of NT$3,666 million for 2014. Operating margin decreased to 2.6% in 2015 from 3.5% in 2014.

LIQUIdiTY AND CAPITAL RESOURCES

●	As of December 31, 2015, our cash and current financial assets totaled NT$59,115 million, compared to NT$45,568 million as of September 30, 2015.

●	Capital expenditures in 4Q15 totaled US$90 million, of which US$64 million were used for packaging, US$18 million for testing, US$5 million for EMS and US$3 million for interconnect materials.

●	For the full year of 2015, we spent US$583 million for capital expenditures, including US$353 million for packaging, US$138 million for testing, US$72 million for EMS, US$18 million for interconnect materials and US$2 million for real estate.

●	As of December 31, 2015, we had total debt of NT$120,361 million, compared to NT$124,546 million as of September 30, 2015. Total debt consisted of NT$36,983 million of short-term borrowings, NT$16,843 million of the current portion of bonds payable, long-term borrowings and capital lease obligations and NT$66,535 million of bonds payable, long-term borrowings and capital lease obligations. Total unused credit lines amounted to NT$159,253 million.

●	Current ratio as of December 31, 2015 was 1.30, compared to 1.31 as of September 30, 2015. Net debt to equity ratio was 0.36 as of December 31, 2015.

●	Total number of employees was 65,695 as of December 31, 2015, compared to 68,100 as of December 31, 2014 and 67,116 as of September 30, 2015.

Business Review

Packaging Operations4

●	Net revenues generated from our packaging operations were NT$31,121 million during the quarter, down by NT$5,238 million, or by 14% year-over-year, and down by NT$1,368

4 IC packaging services include module assembly services.

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million, or by 4% sequentially.

●	Net revenues from advanced packaging accounted for 33% of our total packaging net revenues during the quarter, down by 1 percentage point from 3Q15. Net revenues from IC wirebonding accounted for 58% of our total packaging net revenues during the quarter, up by 2 percentage points from 3Q15. Net revenues from discrete and others accounted for 9% of our total packaging net revenues during the quarter, down by 1 percentage point from 3Q15.

●	Gross margin for our packaging operations during the quarter was 23.6%, down by 6.0 percentage points year-over-year and down by 1.2 percentage points from 3Q15.

●	Capital expenditures for our packaging operations amounted to US$64 million during the quarter, of which US$29 million were used for purchases of wafer bumping and flip chip packaging equipment and US$35 million for common equipment purchases, including SiP equipment purchases.

●	As of December 31, 2015, there were 15,568 wirebonders in operation. 1 wirebonder was added and 50 wirebonders were disposed of during the quarter.

Testing Operations

●	Net revenues generated from our testing operations were NT$6,356 million during the quarter, down by NT$307 million, or by 5% year-over-year, and down by NT$70 million, or by 1% sequentially.

●	Final testing accounted for 77% of our total testing net revenues, up by 1 percentage point from the previous quarter. Wafer sort accounted for 19% of our total testing net revenues, down by 1 percentage point from 3Q15. Engineering testing accounted for 4% of our total testing net revenues, remained the same as 3Q15.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,676 million during the quarter, up from NT$1,669 million in 4Q14 and down from NT$1,708 million in 3Q15.

●	In 4Q15, gross margin for our testing operations was 37.6%, down by 1.3 percentage points year-over-year and up by 1.5 percentage point from the previous quarter.

●	Capital expenditures for our testing operations amounted to US$18 million during the quarter.

●	As of December 31, 2015, there were 3,435 testers in operation. 55 new testers were added and 37 testers were disposed of during the quarter.

EMS Operations

●	Net revenues generated from our EMS operations were NT$39,347 million during the quarter, up by NT$2,127 million, or by 6% year-over-year, and up by NT$3,186 million, or by 9% sequentially.

●	Communications products accounted for 64% of our total net revenues from EMS operations for the quarter, up by 8 percentage points from 3Q15. Computing products accounted for 15% of our total net revenues from EMS operations, up by 2 percentage points from 3Q15. Consumer products accounted for 11% of our total net revenues from EMS operations, down by 8 percentage points from 3Q15. Industrial products accounted for 5% of our total net revenues from EMS operations, down by 2 percentage points from 3Q15. Automotive products accounted for 4% of our total net revenues from EMS operations, remained the same as the previous quarter.

●	In 4Q15, gross margin for our EMS operations was 7.3%, down by 0.6 percentage points year-over-year and down by 1.0 percentage points from the previous quarter.

●	Capital expenditures for our EMS operations amounted to US$5 million during the quarter.

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Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$1,981 million during the quarter, down by NT$302 million, or by 13% year-over-year, and up by NT$27 million, or by 1% from 3Q15. Of the total output of NT$1,981 million, NT$798 million was from sales to external customers.

●	Gross margin for substrate operations was 13.0% during the quarter, down by 6.2 percentage points year-over-year and up by 1.9 percentage points from 3Q15.

●	In 4Q15, our internal substrate manufacturing operations supplied 25% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 37% of our total net revenues in 4Q15, compared to 42% in 4Q14 and 38% in 3Q15. One customer accounted for more than 10% of our total net revenues in 4Q15.

●	Our top 10 customers contributed 54% of our total net revenues during the quarter, compared to 56% in 4Q14 and 53% in 3Q15.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 33% of our total net revenues during the quarter, compared to 31% in 4Q14 and 35% in 3Q15.

EMS Basis

●	Our five largest customers together accounted for approximately 85% of our total net revenues in 4Q15, compared to 78% in 4Q14 and 85% in 3Q15. One customer accounted for more than 10% of our total net revenues in 4Q15.

●	Our top 10 customers contributed 92% of our total net revenues during the quarter, compared to 88% in 4Q14 and 92% in 3Q15.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2016 to be as follows:

●	IC ATM capacity should stay flat and blended utilization rate should be down high single digits sequentially;

●	IC ATM gross margin should be approaching 1Q14 levels;

●	EMS business should decline moderately on a year-over-year basis;

●	EMS gross margin should decline slightly quarter-over-quarter.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business

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prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

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Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	4Q/15	3Q/15	4Q/14
Net Revenues	38,406	39,862	43,884
Revenues by Application
Communication	55%	55%	58%
Computer	12%	11%	11%
Automotive, Consumer & Others	33%	34%	31%
Revenues by Region
North America	61%	63%	65%
Europe	10%	10%	9%
Taiwan	17%	17%	16%
Japan	5%	5%	5%
Other Asia	7%	5%	5%

Packaging Operations

Amounts in NT$ Millions	4Q/15	3Q/15	4Q/14
Net Revenues	31,121	32,489	36,359
Revenues by Packaging Type
Advanced Packaging	33%	34%	38%
IC Wirebonding	58%	56%	53%
Discrete and Others	9%	10%	9%
Capacity
CapEx (US$ Millions)*	64	83	65
Number of Wirebonders	15,568	15,617	15,792

Testing Operations

Amounts in NT$ Millions	4Q/15	3Q/15	4Q/14
Net Revenues	6,356	6,426	6,663
Revenues by Testing Type
Final test	77%	76%	75%
Wafer sort	19%	20%	21%
Engineering test	4%	4%	4%
Capacity
CapEx (US$ Millions)*	18	25	26
Number of Testers	3,435	3,417	3,267

EMS Operations

Amounts in NT$ Millions	4Q/15	3Q/15	4Q/14
Net Revenues	39,347	36,161	37,220
Revenues by End Application
Communication	64%	56%	67%
Computer	15%	13%	13%
Consumer	11%	19%	7%
Industrial	5%	7%	8%
Automotive	4%	4%	5%
Others	1%	1%	0%
Capacity
CapEx (US$ Millions)*	5	24	55

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data5

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2015	Sep. 30 2015	Dec. 31 2014	Dec. 31 2015	Dec. 31 2014
Net revenues:
Packaging	29,093	29,575	31,942	116,607	121,336
Testing	6,356	6,426	6,663	25,192	25,875
Direct Material	798	762	861	3,260	3,546
EMS	39,301	36,107	37,178	138,242	105,785
Others	-	-	-	1	49
Total net revenues	75,548	72,870	76,644	283,302	256,591

Cost of revenues	(62,265)	(59,883)	(60,233)	(233,153)	(203,002)
Gross profit	13,283	12,987	16,411	50,149	53,589

Operating expenses:
Research and development	(2,804)	(2,844)	(2,769)	(10,928)	(10,290)
Selling, general and administrative	(3,636)	(3,761)	(3,795)	(14,295)	(13,653)
Total operating expenses	(6,440)	(6,605)	(6,564)	(25,223)	(23,943)
Operating income	6,843	6,382	9,847	24,926	29,646

Net non-operating (expenses) income:
Interest expense - net	(538)	(492)	(546)	(2,027)	(2,081)
Foreign exchange gain (loss)	428	(2,520)	(1,051)	(713)	(1,222)
Gain (loss) on equity-method investments[2]	(40)	29	(28)	(61)	(109)
Gain (loss) on valuation of financial assets and liabilities	(722)	4,502	1,190	2,462	1,840
Others	179	(91)	167	279	474
Total non-operating income (expenses)	(693)	1,428	(268)	(60)	(1,098)
Income before tax	6,150	7,810	9,579	24,866	28,548

Income tax expense	(1,266)	(1,127)	(1,475)	(4,845)	(4,266)
Income from continuing operations and before noncontrolling interest	4,884	6,683	8,104	20,021	24,282
Noncontrolling interest	(322)	(315)	(240)	(970)	(645)

Net income attributable to shareholders of the parent	4,562	6,368	7,864	19,051	23,637

Per share data:
Earnings (losses) per share
– Basic	NT$0.60	NT$0.83	NT$1.02	NT$2.49	NT$3.07
– Diluted	NT$0.58	NT$0.69	NT$0.99	NT$2.39	NT$2.96

Earnings (losses) per equivalent ADS
– Basic	US$0.092	US$0.132	US$0.167	US$0.393	US$0.509
– Diluted	US$0.089	US$0.109	US$0.162	US$0.378	US$0.489

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,839,518	8,230,923	8,192,428	8,249,519	8,220,694

Exchange rate (NT$ per US$1)	32.55	31.69	30.61	31.65	30.20

5 Starting in 2015, we prepare financial statements in accordance with Taiwan-IFRS 2013 version. Under Taiwan-IFRS 2013 version, the impact of some newly effected GAAP shall be retroactively applied. The consolidated statements of comprehensive income for the three months and for the year ended December 31, 2014 have been adjusted accordingly.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM5

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2015	Sep. 30 2015	Dec. 31 2014	Dec. 31 2015	Dec. 31 2014
Net revenues:
Packaging	31,121	32,489	36,359	125,714	130,287
Testing	6,356	6,426	6,663	25,192	25,875
Direct Material	910	928	862	3,564	3,550
Others	19	19	-	74	-
Total net revenues	38,406	39,862	43,884	154,544	159,712

Cost of revenues	(28,414)	(29,211)	(30,112)	(114,402)	(115,006)
Gross profit	9,992	10,651	13,772	40,142	44,706

Operating expenses:
Research and development	(2,072)	(2,125)	(2,137)	(8,075)	(8,150)
Selling, general and administrative	(2,565)	(2,882)	(2,704)	(10,421)	(10,056)
Total operating expenses	(4,637)	(5,007)	(4,841)	(18,496)	(18,206)
Operating income	5,355	5,644	8,931	21,646	26,500

Net non-operating (expenses) income:
Interest expense - net	(584)	(540)	(547)	(2,143)	(2,141)
Foreign exchange gain (loss)	364	(1,837)	(1,005)	(311)	(1,199)
Gain (loss) on equity-method investments[2]	869	(63)	633	2,261	2,174
Gain (loss) on valuation of financial assets and liabilities	(622)	4,433	1,094	2,166	1,568
Others	336	(204)	167	(9)	599
Total non-operating income (expenses)	363	1,789	342	1,964	1,001
Income before tax	5,718	7,433	9,273	23,610	27,501

Income tax expense	(1,105)	(1,016)	(1,344)	(4,367)	(3,675)
Income from continuing operations and before noncontrolling interest	4,613	6,417	7,929	19,243	23,826
Noncontrolling interest	(51)	(49)	(65)	(192)	(189)

Net income attributable to shareholders of the parent	4,562	6,368	7,864	19,051	23,637

Per share data:
Earnings (losses) per share
– Basic	NT$0.60	NT$0.83	NT$1.02	NT$2.49	NT$3.07
– Diluted	NT$0.58	NT$0.69	NT$0.99	NT$2.39	NT$2.96

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,839,518	8,230,923	8,192,428	8,249,519	8,220,694

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS5

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2015	Sep. 30 2015	Dec. 31 2014	Dec. 31 2015	Dec. 31 2014
Net revenues:
Total net revenues	39,347	36,161	37,220	138,428	105,871

Cost of revenues	(36,473)	(33,176)	(34,293)	(128,098)	(96,556)
Gross profit	2,874	2,985	2,927	10,330	9,315

Operating expenses:
Research and development	(760)	(746)	(660)	(2,950)	(2,235)
Selling, general and administrative	(1,038)	(860)	(1,040)	(3,774)	(3,414)
Total operating expenses	(1,798)	(1,606)	(1,700)	(6,724)	(5,649)
Operating income	1,076	1,379	1,227	3,606	3,666

Net non-operating (expenses) income:
Total non-operating income	(64)	(558)	114	17	417
Income before tax	1,012	821	1,341	3,623	4,083

Income tax expense	(170)	(120)	(140)	(510)	(622)
Income from continuing operations and before noncontrolling interest	842	701	1,201	3,113	3,461
Noncontrolling interest	(269)	(272)	(175)	(781)	(463)

Net income attributable to shareholders of the parent	573	429	1,026	2,332	2,998

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Dec. 31, 2015	As of Sep. 30, 2015

Current assets:
Cash and cash equivalents	55,251	42,410
Financial assets – current	3,864	3,158
Notes and accounts receivable	44,931	53,156
Inventories	48,972	52,706
Others	3,715	5,741
Total current assets	156,733	157,171

Financial assets – non current & Investments – equity method[2]	38,320	37,887
Property plant and equipment	149,997	152,981
Intangible assets	11,889	11,959
Prepaid lease payments	2,556	2,610
Others	5,765	5,844
Total assets	365,260	368,452

Current liabilities:
Short-term borrowings	36,983	45,747
Current portion of bonds payable	14,686	2,578
Current portion of long-term borrowings & capital lease obligations	2,157	2,028
Notes and accounts payable	34,139	39,700
Others	32,501	29,861
Total current liabilities	120,466	119,914

Bonds payable	23,740	35,804
Long-term borrowings & capital lease obligations	42,795	38,389
Other liabilities	9,831	10,062
Total liabilities	196,832	204,169
Shareholders of the parent	156,924	153,529

Noncontrolling interest	11,504	10,754
Total liabilities & shareholders’ equity	365,260	368,452

Current Ratio	1.30	1.31
Net Debt to Equity	0.36	0.48